Exhibit 99.1

Mercurity Fintech’s Chief Strategy Officer and Director, Wilfred Daye, Discusses Digital Asset Infrastructure and Business Objectives on Bloomberg TV’s New to The Street

Daye’s Insights Complement Company’s Growing Footprint in Digital Finance

New York, NY, Sept. 04, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “our company,” or “MFH”) (Nasdaq: MFH), a blockchain-powered fintech group and Russell 2000 Index member, today announced that Wilfred Daye, its Chief Strategy Officer (CSO) and a member of its Board of Directors, appeared on New to The Street, broadcast on Bloomberg TV on Saturday, August 30, 2025 as sponsored programming, to discuss the Company’s strategic positioning and share insights on digital asset transformation.

What’s Driving the Change

During the interview, Daye explained a trend that’s quietly reshaping corporate America: companies are moving beyond just tracking earnings per share to measuring “Bitcoin per share” and digital asset returns. It’s a shift that reflects how businesses are rethinking their entire approach to treasury management and capital allocation.

“We’re seeing companies realize that holding digital assets isn’t just about speculation-it’s about building financial infrastructure for the future,” Daye said. “Our job at MFH is to make that transition practical and compliant.”

MFH is responding to this demand with solutions across high-growth areas that Daye identified as major market opportunities:

1.	Digital Asset Treasury Strategy: MFH not only launched our own digital asset treasury strategy with a focus on Solana and Bitcoin as core ecosystems, but also served as a strategic digital asset advisor to guide clients’ treasury initiatives.

2.	Real-World Asset Tokenization Platform: Through previously announced strategic partnerships with entities such as SBI Digital Markets (SBIDM) and Franklin Templeton, MFH has helped accelerate the adoption of tokenized real-world assets (RWAs) and facilitate their global distribution through investment solutions designed to comply with applicable regulations.

“We recognize that tokenization and digital asset treasuries represent the next evolution of global finance,” said Daye. “MFH provides infrastructure and services designed to comply with applicable regulations, giving us and our clients a competitive edge in this transition.”

Strategic Business Development Progress

Aligned with its focus on digital asset treasuries, MFH has advanced several key initiatives in 2025:

●	On May 16, 2025, Chaince Securities, LLC (“Chaince”) a wholly-owned subsidiary of MFH, entered into an advisory agreement with Trident Digital Tech Holdings (Nasdaq: TDTH) to develop and manage a Solana-based digital asset treasury, covering validator operations and risk management.

●	On July 2, 2025, Chaince was appointed as strategic advisor to Classover Holdings Inc. (Nasdaq: KIDZ) to design and implement a Solana-focused treasury strategy, reinforcing MFH’s role in bridging institutional finance with blockchain-native ecosystems.

Together, these initiatives highlight MFH’s leadership in delivering digital asset treasury solutions designed to comply with applicable regulations and expanding access between blockchain innovation and traditional capital markets.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (Nasdaq: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

About Chaince Securities, LLC

Chaince Securities, LLC (CRD #10590) is a FINRA-registered broker-dealer headquartered in New York City. The firm specializes in equity capital markets, investment banking, asset management, and innovative financial solutions. With decades of institutional experience, Chaince is committed to building long-term relationships and delivering tailored strategies that align with the unique goals of its clients.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com